LEAD INVESTOR

Myorr Janha

I invested in Corvidane, because of the innovative approach the founders are using to treat heart and liver diseases. Corvidane is a unique investment opportunity where you can directly improve the lives of millions around the world. The founders have put in many years of work and research and I am confident that Corvidane can be a game changer in treating these diseases. The Corvidane team and partners have the expertise and experience to successfully execute the business strategy and realize a return on our investment. Over 650,000 people die in the US alone from heart disease. Many of these deaths are of people of color. I believe Corvidane can reduce these numbers here in the US and globally. I hope you will join me in investing in Corvidane. Best, Myorr

Invested $5,000 this round